UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Cascade Bancorp

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

147154108

(CUSIP Number)

Lightyear Fund II, L.P.

9 West 57th Street, 31st Floor

New York, New York 10019

(212) 328-0555

Copies to:

Caroline B. Gottschalk, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 147154108

1.	Names of Reporting Persons. Lightyear Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 147154108

1.	Names of Reporting Persons. Lightyear Co-Invest Partnership II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 147154108

1.	Names of Reporting Persons. Lightyear Fund II GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 147154108

1.	Names of Reporting Persons. Lightyear Fund II GP Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 147154108

1.	Names of Reporting Persons. Lightyear Capital II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 147154108

1.	Names of Reporting Persons. Lightyear Capital LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 147154108

1.	Names of Reporting Persons. LY Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 147154108

1.	Names of Reporting Persons. Mark F. Vassallo
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 5 supplements and amends the Statement on Schedule 13D filed on February 4, 2011 (the “Original Schedule 13D,” as amended by Amendment No. 1 filed on October 25, 2013, Amendment No. 2 filed on January 14, 2014, Amendment No. 3 filed on December 22, 2016 and Amendment No. 4 filed on January 27, 2017, as amended, the “Schedule 13D”) and is being filed by (1) Lightyear Fund II, L.P., a Delaware limited partnership (“Lightyear Fund II”), (2) Lightyear Co-Invest Partnership II, L.P., a Delaware limited partnership (“Co-Invest”), (3) Lightyear Fund II GP, L.P., a Delaware limited partnership (“Lightyear Fund II GP”), (4) Lightyear Fund II GP Holdings, LLC, a Delaware limited liability company (“Lightyear Fund II GP Holdings”), (5) LY Holdings, LLC, a Delaware limited liability company (“LY Holdings”), (6) Mr. Mark F. Vassallo, an individual, (7) Lightyear Capital II, LLC, a Delaware limited liability company (“Lightyear Capital II”), and (8) Lightyear Capital LLC, a Delaware limited liability company (“Lightyear Capital”) (collectively, the “Reporting Persons”), relating to the Common Stock, no par value (the “Common Stock”), of Cascade Bancorp, an Oregon corporation (the “Company”).

Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented by adding the following paragraphs at the end thereof:

On May 24, 2017, the shareholders of the Company and the shareholders of First Interstate BancSystem, Inc. (“FIBK”) approved the Agreement and Plan of Merger (the “FIBK Merger Agreement”), dated as of November 17, 2016, by and among the Company and FIBK, pursuant to which the Company would merge with and into FIBK (the “FIBK Merger”), with FIBK being the surviving corporation. The FIBK Merger was consummated on May 30, 2017 and pursuant to the FIBK Merger Agreement, Bank of the Cascades, a wholly owned subsidiary of the Company, merged with and into First Interstate Bank, a wholly owned subsidiary of FIBK, with First Interstate Bank being the surviving bank.

Under the FIBK Merger Agreement, at the effective time of the FIBK Merger, each outstanding share of the Company’s Common Stock (except for the Cancelled Shares (as defined in the FIBK Merger Agreement)) converted into the right to receive (i) 0.14864 shares of FIBK’s Class A common stock and (ii) $1.91 in cash, without interest, with any fractional shares paid in cash (the “Merger Consideration”). Lightyear Fund II, Co-Invest and Lightyear Capital II disposed of 11,438,500, 30,250 and 27,661 shares of Common Stock, respectively, in the FIBK Merger, in exchange for the Merger Consideration.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated to read in its entirety as follows:

(a) and (b) Following the consummation of the FIBK Merger, none of the Reporting Persons directly or indirectly beneficially own any shares of Common Stock of the Company.

(c) Except as set forth herein, none of the Reporting Persons has effected any transaction in any shares of Common Stock during the past 60 days.

(d) Not applicable.

(e) On May 30, 2017 as a result of the consummation of the FIBK Merger, the Reporting Persons ceased to be beneficial owners of any shares of Common Stock of the Company.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

LIGHTYEAR FUND II, L.P.

By:	Lightyear Fund II GP, L.P., its general partner

By:	Lightyear Fund II GP Holdings, LLC, its general partner

By:	/s/ Ellan Ben-Hayon
Name:	Ellan Ben-Hayon
Title:	Vice President

LIGHTYEAR CO-INVEST PARTNERSHIP II, L.P.

By:	Lightyear Fund II GP Holdings, LLC, its general partner

By:	/s/ Ellan Ben-Hayon
Name:	Ellan Ben-Hayon
Title:	Vice President

LIGHTYEAR FUND II GP, L.P.

By:	Lightyear Fund II GP Holdings, LLC, its general partner

By:	/s/ Ellan Ben-Hayon
Name:	Ellan Ben-Hayon
Title:	Vice President

LIGHTYEAR FUND II GP HOLDINGS, LLC

By:	/s/ Ellan Ben-Hayon
Name:	Ellan Ben-Hayon
Title:	Vice President

LY HOLDINGS, LLC

By:	/s/ Ellan Ben-Hayon
Name:	Ellan Ben-Hayon
Title:	Vice President

LIGHTYEAR CAPITAL II, LLC

By:	/s/ Ellan Ben-Hayon
Name:	Ellan Ben-Hayon
Title:	Vice President

LIGHTYEAR CAPITAL LLC

By:	/s/ Ellan Ben-Hayon
Name:	Ellan Ben-Hayon
Title:	Managing Director & Chief Financial Officer

MARK F. VASSALLO, an individual

By:	/s/ Ellan Ben-Hayon
Name:	Ellan Ben-Hayon
Title:	Attorney-in-Fact

Dated: May 31, 2017